SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated February 7, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                     ______________________________________
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   No X
                                     ---  ---
Enclosure:  Investor Relations release dated February 7, 2002: "Pharmaceuticals drives double-digit sales growth at Novartis in 2001".



                                                        Page 1 of 13 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
[Novartis Logo]                                        Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Silke Zentner
                                                       Tel +41 61 324 8612
                                                       Francisco Bouzas
                                                       Tel +41 61 324 8444
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

--------------------------------------------------------------------------------
                         - Investor Relations Release -
--------------------------------------------------------------------------------

Pharmaceuticals drives double-digit sales growth at Novartis in 2001

o Group sales climb 14% in local currencies (10% in Swiss francs) to CHF 32.0 billion (USD 19.1 billion)

o   Dynamic US sales (+18%) account for 43% of Group total

o Pharmaceuticals' sales grow 15% in local currencies, (11% in Swiss francs), driven by outstanding US performance (+24%) and expanding cardiovascular and oncology franchises

o Operating income up 8% to CHF 7.3 billion (USD 4.3 billion) despite increased investments in pharmaceutical launches and key products

o   Net income climbs 8% to CHF 7.0 billion (USD 4.2 billion)

o Free cash flow jumps 25% to CHF 4.1 billion (USD 2.4 billion) excluding acquisitions

o   Earnings per share rises 10% to CHF 2.73


Consolidated key figures from continuing activities

                             Full year 2001           Full year 2000   Change
                            USD m      CHF m     %    CHF m    %    CHF m     %
--------------------------------------------------------------------------------
Sales                       19,070     32,038         29,112        2,926    10

Operating income             4,332      7,277          6,727          550     8
in % of sales                                   22.7          23.1
Net income                   4,181      7,024          6,511          513     8
in % of sales                                   21.9          22.4
--------------------------------------------------------------------------------
Number of employees                    71,116         67,653        3,463     5
Earnings per share (CHF)                 2.73           2.49         0.24    10
--------------------------------------------------------------------------------

Basel, 7 February 2002 - With sales growth accelerating throughout 2001, Novartis posted full-year Group sales of CHF 32.0 billion (USD 19.1 billion), an increase of 14% in local currencies or 10% in Swiss francs. Sales growth was driven by Pharmaceuticals and the sustained dynamism of the US business, where Pharmaceuticals' sales jumped 24%. Altogether, the US contribution to the sales of both the Group and the Pharmaceuticals Sector rose to 43%.

All USD figures are convenience translations of CHF into USD at a rate of 1.68. These should not be construed as a representation that the CHF amounts actually could be converted into US dollars at the rate indicated or at any other rate.

All product names appearing in italics are registered trademarks of Novartis AG and its affiliated companies


                                                        Page 2 of 13 Total Pages

Daniel Vasella, Chairman and CEO, commented: "In 2001, we reaped the rewards of our strategic focus on healthcare, and specifically on the Pharmaceuticals business and the US market. We delivered double-digit sales growth, with Group sales, net income and free cash flow all reaching record levels, adjusting for the spin-off of our agribusiness operations. Our increased level of investment in marketing and sales, with the priority on key growth drivers, resulted in a sales growth of 24% in Pharmaceuticals in the US, elevating us to one of the fastest growing major pharmaceutical companies there. Furthermore, despite the difficult conditions prevailing in the financial markets, we managed to achieve almost the same level of financial income as we did in the previous year. Pharmaceuticals obtained 15 product approvals around the world - more than any other company in our industry - and the new product roll-outs will help sustain our growth momentum in 2002."

Operating income up 8% to CHF 7.3 billion (USD 4.3 billion)
Investments in Research & Development (R&D) rose to a new high of CHF 4.2 billion, principally to drive the strong pharmaceutical pipeline, which is currently stocked with 66 projects in clinical development. A drug discovery center with fully automated high-throughput processes was established to take advantage of the exponential increase in potential therapeutic targets resulting from genomics research. Investments in Pharmaceuticals Marketing & Distribution were increased throughout the year to power key growth drivers and new launches. This generated a marked acceleration in sales growth. As a result, and due to greater operational efficiency, the Group's operating margin of 22.7% was higher than forecast and less than half a percentage point off the high level achieved in the previous year.

Net income rises 8% to CHF 7.0 billion (USD 4.2 billion)
Income from associated companies, primarily Chiron, increased CHF 42 million (USD 25 million) to CHF 139 million (USD 83 million). Net financial income was CHF 1 067 million (USD 635 million), a decrease of only CHF 149 million (USD 89 million) despite difficult financial market conditions. These results were achieved by the sale of US dollar bonds and successful fund management, which offset reduced interest income and higher currency losses.

On the basis of the good 2001 performance, a dividend increase of 6% to CHF 0.90 per share will be proposed to the shareholders' AGM.

Strong balance sheet
Novartis maintained its AAA rating, with the strength of its balance sheet at 31 December 2001 undiminished despite several significant transactions in 2001. These included the acquisition, as a long-term financial investment, of 21.3% of the voting rights of Roche Holding AG for CHF 5.2 billion (USD 3.1 billion), CHF 826 million to acquire product and marketing rights, and further purchases of Novartis treasury shares under a second trading line for CHF 3.9 billion (USD
2.3 billion).

On the other hand, an innovative call and put option on Novartis shares raised new equity of CHF 4 billion, helping to lift Group equity to CHF 42.2 billion (USD 25.1 billion) at 31 December 2001, CHF 5.3 billion (USD 3.2 billion) up on the previous year's level.

At year end net liquidity (marketable securities, cash and cash equivalents, less financial debt) stood at CHF 14.3 billion (USD 8.5 billion), down CHF 183 million (USD 109 million). The debt/equity ratio increased from 0.16:1 on 31 December 2000 to 0.18:1 on 31 December 2001.

Equity Strategy
On 7 May, Novartis shares were split 40 to 1 enhancing their attractiveness for retail investors. With its first share-buyback program successfully completed early in the year, Novartis launched a second repurchase program via a second trading line for up to CHF 4 billion. The program was completed by the end of January 2002.


                                                        Page 3 of 13 Total Pages

Personnel
Overall the number of employees increased from 67 653 on 31 December 2000 to 71 116 on 31 December 2001.

Pharmaceuticals continued to expand its sales force, which now comprises 16 253 worldwide. In the US, where the sales force increase (+22%) has been fastest, the total number of sales representatives is now approximately 5 500. Other recruitments were made in Development and Marketing, bringing the Sector's headcount to 41 256. Generics also increased by more than 1 500, principally as a result of acquisitions.

Corporate governance, Board and Management changes
In November, Novartis announced changes in several committees of its Board of Directors and further outlined the responsibilities of its Board members in line with the newest developments in global corporate governance policies. These included the addition of a Corporate Governance Committee and adding compliance with law duties to the mandate of the Audit Committee. In line with its commitment to good corporate governance principles and to avoid any question of possible conflicts of interest, Dr. Hans-Ulrich Doerig, who is Vice Chairman of the Executive Board and Group Chief Risk Officer of Credit Suisse Group, will be stepping down from the Board of Novartis at the forthcoming AGM on 21 March. (Daniel Vasella is a Member of the Board of Credit Suisse Group). Dr. Ulrich Lehner, CEO of Henkel AG, will be proposed for election as a new Board Member at the AGM.

During the year, Oswald Sellemond retired as Head of Novartis Generics and Al Piergallini retired as Head of Consumer Health. They were succeeded by Christian Seiwald and Paul Choffat, respectively.

Corporate citizenship
The Novartis Annual Report, published today, now includes Health, Safety and Environment reporting and societal aspects. In 2001, Novartis established its Policy on Corporate Citizenship, which stipulates its values and includes, as a strategic initiative, its commitment to the UN Global Compact (an initiative established to strengthen human rights, fair labor practices and environmental protection).

Thanks to the success of its business in 2001, it was possible for Novartis once again to support needy and financially disadvantaged patients and to launch new initiatives for their benefit.

In 2001, the accident rate was further reduced by 22%, while the overall environmental impact of the Group's operations stayed at the previous year's level, as reductions achieved were offset by new acquisitions.

Strategic outlook
Novartis will pursue its growth strategy consistently with its focus on Healthcare and pharmaceuticals as its core business. It plans to invest vigorously in growth assets and further build global brands, exploiting and expanding its competitive marketing and sales organization to increase leadership in key areas and gain market share. Continued emphasis will be placed on fortifying the US business, strengthening the talent pool and in further strengthening the Pharmaceuticals pipeline and implementing the research strategy. Novartis' commitment to innovation will be reinforced with new levels of investment in R&D, adding a significant number of new research staff and consistently building strong links with centers of excellence in the scientific and biotech communities.

Performance outlook
The Group expects growth momentum to continue in Pharmaceuticals in 2002, based on the performance of key brands, new product roll-outs and new indications. The Sector anticipates


                                                        Page 4 of 13 Total Pages
high single-digit to low double-digit sales growth in 2002, with top line growth driving an equivalent rise in operating income. Investment levels in marketing will be maintained whilst investment in R&D will increase. For the current year, Pharmaceuticals expects to maintain profit margins at their 2001 level.

The remaining sectors are expected to develop sales in line with their respective markets, with an improvement expected in their operating margins.

Barring any unforeseen events, Group sales are expected to increase in the mid to high single-digit range in 2002 and operating and net income are expected to exceed last year's level.



Sector reviews

Pharmaceuticals

Sales
As six brands again achieved individual annual sales of more than CHF 1 billion, the Pharmaceuticals Sector posted overall sales of CHF 20.2 billion in 2001, with year-on-year global sales up 15% in local currencies (+11% in Swiss francs). This excellent performance was a result of dynamic sales growth in the US (+24%), which accounts for 43% of the Sector's total revenues, and strong sales increases of key brands in the Primary Care, Oncology and Ophthalmics businesses. Novartis is now one of the fastest-growing major pharmaceutical companies in the US.

Fifteen product approvals were obtained around the world - an industry-leading achievement - while 11 registration dossiers for new drugs and indications were submitted to the regulatory authorities in key markets. For the second year in a row, Novartis obtained a higher number of US approvals for new molecular entities than any competitor bringing its total to 9 such approvals in 2000 and 2001 versus the 3 of the next closest competitor.

Primary Care
Primary Care expanded its cardiovascular franchise with Diovan and Lotrel continuing to be the fastest growing of the top ten branded antihypertensives in the US.

Diovan/Co-Diovan (+58%, US: +47%;) captured the leading share of new prescriptions in the angiotensin II receptor blocker category in the US. In Europe, the brand achieved a 41% increase in sales. Diovan became the first ARB to gain an approvable letter from the FDA for the additional indication of heart failure, the fastest growing cardiovascular disease worldwide.

Lotrel (Cibacen combined with amlodipine; US: +48%) extended its share of new prescriptions in its segment to 22%.

Lescol (+17%, US: +15%; cholesterol reduction) and its extended-release formulation, Lescol XL, added further impetus to the cardiovascular franchise, as prescribers are attracted by the product's favorable efficacy/safety profile.

Starlix (CHF 89 million; USD 53 million; type-2 diabetes), which was approved in the US towards the end of 2000, gained EU approval early in 2001. Sales grew gradually over the year reflecting growing familiarity with this new approach to managing type-2 diabetes. 'Navigator' (co-sponsored by Ajinomoto), the largest clinical trial of its kind got underway to evaluate Starlix and Diovan in preventing type-2 diabetes and cardiovascular outcomes.



Percentages indicating changes in product sales refer to local currencies


                                                        Page 5 of 13 Total Pages

Lamisil (+19%, US: +22%; fungal infections), sales were again buoyed by the product's ability to kill rather than inhibit the fungus, and its beneficial risk/benefit profile. The oral form of the product gained segment share in a declining category.

Elidel, a new non-steroid cream for treating atopic eczema in patients as young as two years old, won US approval in December and is to be launched this quarter.

Exelon (+104%, US: +158%; Alzheimer's disease) continued to grow dynamically and posted sales of CHF 403 million (USD 240 million), as increased marketing and sales resources were applied to counter increased competition in this fast-growing segment.

Trileptal (+87%, US: +129%; epilepsy) built on its dynamic US launch, the most successful ever for an anticonvulsant, to post total sales of CHF 250 million (USD 149 million). With the Mutual Recognition Procedure completed in August, the oral suspension formulation is being introduced in Europe. Trileptal also received an approvable letter from the FDA in December, for use as monotherapy in the treatment of partial seizures in children with epilepsy.

Foradil (+21%), the fast-onset long-acting asthma treatment, achieved strong growth in the key European markets, Germany and France, and obtained two US approvals - in asthma and chronic obstructive pulmonary disease.

Zelmac/Zelnorm, Novartis' new drug for irritable bowel syndrome (IBS) has been launched in several markets, having gained approvals in more than 16 countries including Argentina, Australia, Mexico, and Switzerland. The latter provides the basis for registration in a further 73 markets. After set-backs in the US and Europe in getting marketing approval in 2001 as planned, Novartis is working with regulatory authorities in those countries to bring the product to female patients who are in need of a safe and effective treatment for IBS.

Riamet, a new treatment for malaria, was introduced in Europe and is intended in particular for travelers. Novartis is supplying the same compound, branded as Coartem, to the World Health Organization at cost for distribution to patients in developing countries where the disease is endemic.

Oncology
Now ranked the fourth biggest oncology company worldwide in terms of turnover, Novartis Oncology sales were lifted by 28% (in local currencies) in 2001, buoyed by three successful launches: Glivec/Gleevec, Zometa, and Femara in the new indication of first-line advanced breast cancer.

Glivec/Gleevec was approved in more than 60 countries and exceeded expectations with sales of CHF 257 million (USD 153 million) in less than eight months on the market. Approval has now been granted in the US for gastrointestinal stromal tumors. Over 100 abstracts and 25 presentations on Glivec/Gleevec were featured at the American Society of Hematology meeting in December, including positive preliminary results from the pivotal front-line study in newly diagnosed CML patients. Novartis plans to apply, by mid 2002, for a label change to include newly diagnosed patients.

Aredia (+15%, US: +17%), the standard treatment for bone metastasis, posted record sales of CHF 1.3 billion (USD 756 million). It has to contend with generics in some markets, but the superior profile of Zometa, the follow-on product of Aredia, is expected to dampen the impact of competitors.

Zometa, the more convenient and potent successor to Aredia, posted sales of CHF 74 million having received approvals for its lead indication 'hypercalcemia of malignancy' in more than

Percentages indicating changes in product sales refer to local currencies


                                                        Page 6 of 13 Total Pages

65 countries. Zometa has been filed for approval in bone metastases in a broad range of tumors and has been granted priority review in the US.

Femara, the first-line therapy for treating advanced breast cancer in hormone sensitive postmenopausal women, posted a 72% (US: +171%) rise in sales fuelled by rapid global market expansion and share gains in the US. Data that further confirm Femara's superiority to tamoxifen, as measured by survival and time to progression, were published and presented in December.

Sandostatin (+26%; acromegaly/carcinoid syndrome) continued to make advances in its market segments thanks to the success of the more-convenient, long-acting, once-a-month LAR formulation.

Ophthalmics
In Ophthalmics, Visudyne (+127%; US: +114%; treatment for a form of wet age-related macular degeneration) was the key driver, with worldwide sales reaching CHF 377 million (USD 224 million) due in part to improved reimbursement status and indication expansion (it became the first drug to gain approval for treatment of pathologic myopia in 35 countries and presumed ocular histoplasmosis in the US). This performance makes Visudyne the most successfully launched ophthalmics product ever. Approximately 100 000 patients have undergone therapy worldwide. Visudyne has been filed for approval in occult subfoveal choroidal neo-vascularization in the EU, Canada, Australia, New Zealand and Switzerland.

In July, Novartis expanded its agreement with QLT Inc. to further investigate the potential of Visudyne in non-melanoma skin cancer.

Transplantation
In Transplantation, Sandimmun/Neoral, the cornerstone of immunosuppression, decreased by just 7% (US: -20%), despite the introduction of generic competition. The US sales decrease compares favorably with the benchmark for other critical-dose drugs facing competition from generics. Neoral sales grew in Japan, Germany, France and Italy, helping to offset the generic impact.

Simulect, designed to complement Neoral and optimize clinical outcomes, further penetrated the induction immunosuppression segment and posted a 24% rise in sales.

Mature Products
By targeting promotional support activities for selected brands in key markets, the Mature Products Business Unit achieved a dramatic cut in the sales erosion rate for its products. At the same time, marketing and sales productivity improved with total expenditure on these products falling by the equivalent of 2.3% of third party sales compared with the previous year.

The decline in Voltaren (-8%; inflammation) sales slowed significantly compared with the rate of decline in 2000, as the product continued to be competitive in a market which includes the new-generation COX-2 inhibitors and generics.

Operating income
Pharmaceuticals' operating income rose 5% to CHF 5.7 billion (USD 3.4 billion). Investments in Marketing & Distribution were increased at a rate greater than sales growth to expand the field force, in particular in the US, and to fuel product launches and growth drivers. Sales growth accelerated as a result. R&D investments were also increased, from CHF 3.3 billion to CHF 3.4 billion (USD
2.1 billion), which corresponds to 17% of sales. A high operating margin of 28.1% was achieved, down 1.7 percentage points and slightly better than the company's predictions.



Percentages indicating changes in product sales refer to local currencies


                                                        Page 7 of 13 Total Pages

Generics

Sales
Generics sales were up 26% in local currencies (23% in Swiss francs), lifted by new product launches and recent acquisitions, which contributed 20 percentage points to sales growth.

Although prices for bulk antibiotics remained stable, the industrial business reported continued sales growth driven by increases in both penicillins and macrolide antibiotics, and a solid performance in cephalosporins. Sales growth was achieved by increased volumes and a shift to higher value products.

Sales of finished generic pharmaceuticals were fuelled by new product launches and the continued roll-out of the combination of amoxicillin and clavulanic acid. In the key US market, the generic pharmaceutical business achieved double-digit sales growth. This was due to recent restructuring, the Apothecon acquisition, strong volume growth and successful launches, most notably of fluoxetine (the generic form of the anti-depressant Prozac(R)). Geneva Pharmaceuticals benefited from a 6-month exclusivity to market the 10 mg capsule formulation of fluoxetine. In Europe, Germany remained the most important generics market, whilst changes in legislation opened up new opportunities in France and Italy, where the Generics Sector has made recent strategic acquisitions.

Operating income
The Sector lifted its operating income 16% to CHF 281 million (USD 167 million). R&D expenditure totaled CHF 169 million, close on the previous year's level. Investments in Marketing & Distribution were increased in order to further penetrate new markets that were entered through recent strategic acquisitions. These factors and one-time charges to integrate the acquired businesses of Apothecon and Invamed, and for restructuring at Geneva, in order to increase competitiveness, squeezed the operating margin by less than one percentage point to 11.5%.



Consumer Health

Sales
Consumer Health sales rose 4% in local currencies (2% in Swiss francs), with the US (+4%) contributing 49% of revenues despite the general economic slowdown.

Over-the-counter medicines (OTC) posted a rise in sales of 5% in local currencies driven by the key brands Lamisil Cream (antifungal), Nicotinell/Habitrol (smoking cessation) and Voltaren Emulgel (topical pain relief). Overall, significant growth was achieved despite the sharp slowdown in the economies of most major markets. Strong performances in the UK, Spain, Portugal, Italy and Scandinavia enabled the Sector to maintain its leading position in the European market.

In Infant & Baby, Gerber reached a new record market share in the US baby/toddler food segment, while Gerber Care and Gerber Wellness products continued to make progress in a competitive marketplace.

Medical Nutrition sales (+11%) performed particularly well in Europe (+16%), where market share gains were achieved through focusing on disease/age-specific products under the Impact and Novasource brands.

Health & Functional Nutrition sales rose 3% in local currencies, as solid sales in Thailand, France and the UK helped offset a decline in the juice business in Poland.

Percentages indicating changes in product sales refer to local currencies


                                                        Page 8 of 13 Total Pages

Consumer Health has been realigned into six business units: Over-the-Counter medication, Infant & Baby, Medical Nutrition, CIBA Vision, Animal Health, and Health & Functional Food. The Sector announced, on 4 February 2002, its intention to divest its Health & Functional Food businesses.

Operating Income
Operating income grew 6% to CHF 920 million (USD 548 million). Good cost management helped to offset one-time costs related to the transfer of Ovaltine production from the UK to Switzerland, the Resende plant closure in Brazil, and the costs associated with discontinued functional food activities. Overall, the operating margin improved half a percentage point to 13.8%.



CIBA Vision

Sales
Sales increased by 33% in local currencies (28% in Swiss francs) to CHF 1.8 billion (USD 1.1 billion) in 2001. Wesley Jessen contributed 28 percentage points to sales growth.

The innovative Focus range of lenses, led by Focus DAILIES (daily disposable lenses) and Focus NIGHT & DAY (extended wear for up to 30 days and nights), and the acquired FreshLook brand of cosmetic lenses performed well. Focus NIGHT & DAY also became the first high-oxygen extended-wear contact lens for up to 30 nights of continuous wear to receive US FDA approval.

New product launches, including AOSEPT Plus / AOSEPT Clear Care and SOLO-care Plus, (one-bottle, no-rub, cleaning and disinfecting systems) as well as upcoming specialty lens product developments, are aimed at addressing the overall declining lens care and specialty lens markets.

Strong sales growth was achieved in ophthalmic surgical products, lifted by the introduction of a new tight-roll version of the MemoryLens, the only pre-folded intraocular lens in the world. The PRL (Phakic Refractive Lens), an innovative, flexible, posterior-chamber, phakic, refractive lens was launched in Europe. Clinical trials are underway for registration in the US.

Operating income
CIBA Vision's operating income in 2001 increased by 74% to CHF 174 million (USD 104 million) and the operating margin rose 2.5 percentage points to 9.7%. The operating income reflects the impact of the Wesley Jessen business on revenues and costs for the full twelve months of 2001, compared with only three months in 2000. In 2001, the result was affected by CHF 34 million of exceptional costs related to the integration of Wesley Jessen, compared with CHF 110 million in 2000.



Animal Health

Sales
Animal Health sales (-7%) were affected by the economic slowdown and substantial inventory reductions at US companion animal veterinary clinics, as well as the impact of foot-and-mouth disease in the UK. Most other European countries reported good performances, as did Latin America and the Asia/Pacific region. Sales were lifted by the strongly growing vaccine and aquaculture businesses, by Tiamutin (respiratory and gastroenteric diseases in pigs) as well as Fortekor (heart failure treatment for dogs). The latter again posted double-digit growth, boosted by its additional indication for chronic renal insufficiency in cats.

Percentages indicating changes in product sales refer to local currencies


                                                        Page 9 of 13 Total Pages

Operating income
Operating income dropped 23% to CHF 138 million (USD 82 million). The operating margin was squeezed from 16.5% to 14.3%, reflecting a drop in high margin sales in the US. Savings in General & Administration costs helped to offset a 6% increase in R&D investments, keeping overall operating expenses at the previous year's level.



Financial Results Conference - live on the internet
The Novartis Financial Results will be presented in Basel, Switzerland today. A live webcast on the internet will start at 10.00 CET. Full details and virtual media kits are available on the media pages at http://www.novartis.com. The Financial Analysts' presentation can also be followed on the internet at http://www.novartis.com/investors/index.shtml from 14.00 CET onwards. Please ensure that your computer is correctly set up to receive the webcast well in advance.

Provisional key dates in 2002 are as follows:

              21 March 2002 Annual General Meeting
              18 April 2002 First-quarter results
              22 July 2002 First-half results
              17 October 2002 Third-quarter and Nine-month results 17 October 2002 Business and R&D update

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 71 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

For details of the full-year performance and financials please consult the Novartis 2001 annual report.







Percentages indicating changes in product sales refer to local currencies


                                                       Page 10 of 13 Total Pages

Sales from continuing(1) activities by sector

                  Full year 2001    Full year 2000        Change
                                                          in CHF      in local
                  USD m    CHF m    CHF m     in CHF m       %      currencies %
--------------------------------------------------------------------------------
Pharmaceuticals   12,012   20,181   18,150(2)   2,031       11                15
Generics           1,448    2,433    1,973(2)     460       23                26
Consumer Health    3,973    6,675    6,514(2)     161        2                 4
CIBA Vision        1,064    1,787    1,392(2)     395       28                33
Animal Health        573      962    1,083       -121      -11                -7
--------------------------------------------------------------------------------
Total             19,070   32,038   29,112      2,926       10                14
--------------------------------------------------------------------------------


Operating income from continuing(1) activities by sector

                         Full year 2001              Full year 2000         Change
                                             % of                % of
                         USD m      CHF m    sales  CHF m        sales     in CHF m    in %
-------------------------------------------------------------------------------------------
Pharmaceuticals          3,379      5,677    28.1   5,401(2)     29.8        276         5
Generics                   167        281    11.5     242(2)     12.3         39        16
Consumer Health            548        920    13.8     869(2)     13.3         51         6
CIBA Vision                104(3)     174(3)  9.7     100(2)      7.2         74        74
Animal Health               82        138    14.3     179        16.5        -41       -23
Corporate and
  other income/expense      52         87             -64                    151
-------------------------------------------------------------------------------------------
Total                    4,332      7,277    22.7   6,727        23.1        550         8
-------------------------------------------------------------------------------------------


Consolidated income statement for continuing(1) activities

                                      Full year 2001    Full year 200     Change in
                                      USD m     CHF m        CHF m          CHF m        %
-------------------------------------------------------------------------------------------
Total sales                           19,070    32,038       29,112         2,926       10
Cost of goods sold                    -4,694    -7,886       -7,316          -570        8
Gross profit                          14,376    24,152       21,796         2,356       11
Marketing & Distribution              -6,606   -11,098       -9,556        -1,542       16
Research & Development                -2,493    -4,189       -4,011          -178        4
General & Administration                -945    -1,588       -1,502           -86        6
Operating income                       4,332     7,277        6,727           550        8
Income from associated companies          82       139           97            42       43
Financial income, net                    635     1,067        1,216          -149      -12
Income before taxes and
   minority interests                  5,049     8,483        8,040           443        6
Taxes                                   -857    -1,440       -1,504            64       -4
Minority interests                       -11       -19          -25             6      -24
-------------------------------------------------------------------------------------------
Net income                             4,181     7,024        6,511           513        8
-------------------------------------------------------------------------------------------

(1) All figures for 2000 exclude the spun-off Agribusiness

(2) Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors

(3) Excluding exceptionals associated with the Wesley Jessen acquisition (CHF 34 million, 2000: CHF 110 million), operating income would have been CHF 208 million (2000: CHF 210 million), reflecting a decrease of 1% in Swiss francs and an operating margin of 11.6% (2000: 15.1%).



All USD figures are convenience translations of CHF into USD at a rate of 1.68. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.


                                                       Page 11 of 13 Total Pages

Top twenty pharmaceutical products - 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                   Sales     % change            Sales      % change   Sales       % change
                                                      US     in local    Rest of World      in local   TOTAL                in local
Brands                 Therapeutic Area            CHF m   currencies            CHF m    currencies   CHF m     in CHF   currencies
------------------------------------------------------------------------------------------------------------------------------------
Diovan/Co-Diovan       Hypertension                  943           47          937           70        1,880        53         58
Sandimmun/Neoral       Transplantation               525          -20        1,304           -2        1,829       -11         -7
Cibacen/Lotensin       Hypertension                1,309           28          209           -7        1,518        21         22
  (of which Lotrel)                                 (813           48           --           --          813        47         48)
Lamisil (group)        Fungal infections             730           22          675           16        1,405        15(1)      19(1)
Aredia (group)         Cancer complications          835           17          435           12        1,270        13         15
Voltaren               Inflammation/pain              24          -51        1,042           -7        1,066       -15(1)      -8(1)
Sandostatin (group)    Acromegaly                    343           38          473           20          816        23         26
Lescol                 Cholesterol reduction         388           15          426           18          814        12         17
Miacalcic              Osteoporosis                  443           -6          264           10          707        -2          0
Tegretol               Epilepsy                      263            9          420           -4          683        -3          1
------------------------------------------------------------------------------------------------------------------------------------

Top ten products - Total                           5,803           17        6,185           10       11,988         9         13

Leponex/Clozaril       Schizophrenia                 229          -16          310            5          539        -8         -5
Estraderm (group)      Hormone replacement           221           30          263           -7          484         5          6
Exelon                 Alzheimer's disease           219          158          184           65          403       100        104
Foradil                Asthma                         17           --          373           16          390        18         21
Visudyne               Wet form of age-related       238          114          139          154          377       123        127
                       macular degeneration
Famvir (group)         Antivirals                    244           NA           79           NA          323        NA         NA
Nitroderm TTS          Heart disease                   3          -55          317           -3          320       -11         -4
Zaditen                Asthma, allergy                --           --          265           -6          265       -16         -6
Glivec/Gleevec         Chronic myeloid leukemia      176           NA           81           NA          257        NA         NA
Trileptal              Epilepsy                      170          129           80           36          250        84         87
------------------------------------------------------------------------------------------------------------------------------------

Top twenty products - Total                        7,320           29        8,276           12       15,596        15         19

Rest of portfolio                                  1,316            4        3,269            4        4,585        -1          4

------------------------------------------------------------------------------------------------------------------------------------

Total                                              8,636           24       11,545           10       20,181        11         15
------------------------------------------------------------------------------------------------------------------------------------



(1) Restated, based on 2000 sales after switches to other sectors
NA = not applicable as no or insignificant prior year sales


                                                       Page 12 of 13 Total Pages

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Novartis AG


Date:  February 7, 2002                    By:  /s/ RAYMUND BREU
                                              ----------------------------------

                                           Name:   Raymund Breu
                                           Title:  Chief Financial Officer



                                                       Page 13 of 13 Total Pages